Exhibit 23.2
Consent of Independent Registered Public Accounting Firm
We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-4) and related Prospectus of BioScrip, Inc. for the offer to exchange up to $225,000,000 aggregate principal amount of its 10-1/4% senior notes due 2015 and the guarantees thereof, and to the incorporation by reference therein of our reports dated March 2, 2010, with respect to the consolidated financial statements and schedule of BioScrip, Inc., and the effectiveness of internal control over financial reporting of BioScrip, Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2009, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Minneapolis, Minnesota
June 21, 2010